

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 3, 2009

Mr. Steven M. Blondy
Chief Financial Officer
Dex Media West LLC
1001 Winstead Drive
Cary, N.C. 27513

> **RE: Dex Media West LLC**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 333-112694**

Dear Mr. Blondy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director